FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax reports second quarter 2007 results” dated August 7, 2007.

99.2	Himax second quarter 2007 results conference call transcript dated August 7, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan
Name: Max Chan
Title: Chief Financial Officer

Date: August 7, 2007

Exhibit 99.1

HIMAX REPORTS SECOND QUARTER 2007 RESULTS

Tainan, Taiwan, August 7, 2007 - Himax Technologies, Inc. (“Himax” or ”Company”)
(NASDAQ: HIMX) today reported financial results for the second quarter ended June 30, 2007.

Net revenue for the second quarter of 2007 was $222.9 million, representing a 29.8% growth year over year and a 20.5% growth sequentially.

Gross margin was 20.4% in the second quarter of 2007, up 120 basis points year over year and 90 basis points sequentially.

Operating margin was 11.2% in the second quarter of 2007. Operating income was $24.9 million, up 31.8% from the same period last year, and up 48.5% sequentially.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating margin was 12.6% in the second quarter of 2007. Non-GAAP operating income was 28.1 million, up 40.7% from the same period last year, and up 46.4% sequentially.

Net income for the second quarter of 2007 was $26.8 million, up 37.5% from the same period last year, and up 49.0% sequentially. This represents earnings per share of $0.14 per basic and diluted share, compared to $0.10 per basic and diluted share in the second quarter of 2006, and $0.09 per basic and diluted share in the first quarter of 2007.

Excluding share-based compensation and acquisition-related charges, non-GAAP net income was $30.0 million, up 45.8% from the same period last year, and up 47.0% sequentially. This represents earnings per share of $0.15 per basic and diluted share, compared to $0.10 per basic and diluted share in the second quarter of 2006, and $0.10 per basic and diluted share in the first quarter of 2007.

Share-based compensation was $1.5 million, compared to $1.1 million in the second quarter of 2006, and $1.5 million in the first quarter of 2007.  Acquisition-related charges were $1.6 million, compared to $0 in the second quarter of 2006 and $0.9 million in the first quarter of 2007.

A reconciliation of our gross margin and operating margin excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin and GAAP operating margin, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

 A reconciliation of our diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to diluted GAAP EPS, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “We are pleased with the quarter results as revenues came in at the top end of our guidance and both gross margin and EPS were able to beat our guidance. Revenues increased as panel makers raised fab utilization and certain of our customers ramped up their newly installed capacity. We are also pleased that we were able to improve our gross margin for the third consecutive quarter. This positive trend showed the results of our continued efforts in diversifying our product offering and supplier base.”

Looking forward, Mr. Wu added, “We expect large panel sales momentum to continue into the third quarter.   Outlook for our small- and medium-sized products remains healthy as our product offering, technology roadmap, and design-in status with several tier-1 customers look promising. We expect revenue to grow 8 to 10% sequentially in the third quarter and gross margin to remain flat. Our 2007 RSU is expected to be granted at the end of September 2007, of which a portion will be immediately expensed on the grant date. We expect diluted GAAP EPS to be in the range of $0.08 to $0.09. ”

Investor Conference Call / Webcast Details
The Company’s management will review detailed second quarter 2007 results on Monday, August 6, 2007 at 7:00 PM EDT (7:00 AM, Tuesday, August 7, Taiwan time).  The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company’s website at www.himax.com.tw.  The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 248178.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include television semiconductor solutions, as well as LCOS products  Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko/Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw Jessie_wang@himax.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

–Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2007	2006	2007
Revenues
Revenues from third parties, net	$102,276	$84,634	$75,836
Revenues from related parties, net	120,607	87,041	109,055
	222,883	171,675	184,891

Costs and expenses:
Cost of revenues	177,452	138,766	148,830
Research and development	15,328	11,603	14,800
General and administrative	3,222	1,334	3,000
Sales and marketing	1,995	1,097	1,501
Total costs and expenses	197,997	152,800	168,131

Operating income	24,886	18,875	16,760

Non operating income (loss):
Interest income	1,514	1,843	1,382
Impairment loss on an investment	---	(1,500)	---
Foreign exchange gains (losses), net	36	1,398	(490)
Interest expense	---	(27)	---
Other income, net	159	58	42
	1,709	1,772	934
Income before income taxes and minority interest	26,595	20,647	17,694
Income tax expense	---	1,246	---
Income before minority interest	26,595	19,401	17,694
Minority interest, net of tax	247	124	325
Net income	$26,842	$19,525	$18,019

Basic earnings per ordinary share and ADS	$0.14	$0.10	$0.09
Diluted earnings per ordinary share and ADS	$0.14	$0.10	$0.09

Basic Weighted Average Outstanding Shares	197,656	195,535	195,761
Diluted Weighted Average Outstanding Shares	198,013	198,512	195,968

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Figures in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:	Three Months Ended June 30,			Three Months Ended March 31,
	2007	2006		2007
Share-based compensation
Cost of revenues	$25		$18	$25
Research and development	1,201		818	1,187
General and administrative	151		98	151
Sales and marketing	156		129	156
Total	$1,533		$1,063	$1,519

The amount of acquisition-related charges included in applicable expenses categories is summarized as follows:

Research and development	$1,234	$	---	$789
Sales and marketing	408		---	98
Total	$1,642	$	---	$887

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months Ended
	June 30,
	2007	2006
Revenues
Revenues from third parties, net	$178,112	$150,061
Revenues from related parties, net	229,662	196,473
	407,774	346,534

Costs and expenses:
Cost of revenues	326,282	276,064
Research and development	30,128	22,505
General and administrative	6,222	3,392
Sales and marketing	3,496	2,104
Total costs and expenses	366,128	304,065

Operating income	41,646	42,469

Non operating income (loss):
Interest income	2,896	2,048
Impairment loss on an investment	---	(1,500)
Foreign exchange gains (losses), net	(454)	1,166
Interest expense	---	(311)
Other income, net	201	113
	2,643	1,516
Income before income taxes and minority interest	44,289	43,985
Income tax expense	---	2,737
Income before minority interest	44,289	41,248
Minority interest, net of tax	572	216
Net income	$44,861	$41,464

Basic earnings per ordinary share and ADS	$0.23	$0.22
Diluted earnings per ordinary share and ADS	$0.23	$0.22

Basic Weighted Average Outstanding Shares	196,714	187,102
Diluted Weighted Average Outstanding Shares	197,134	190,510

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S.Dollars)

	June 30,	Mar 31,	Dec 31,
	2007	2007	2006
Assets
Current assets:
Cash and cash equivalents	$137,508	$111,838	$109,753
Marketable securities available-for-sale	13,327	12,783	8,828
Restricted cash equivalents and marketable securities	171	106	108
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	116,812	108,147	112,767
Accounts receivable from related parties, less allowance for doubtful accounts, sales returns and discounts	137,602	105,740	116,850
Inventories	125,146	119,379	101,341
Deferred income taxes	6,829	7,401	6,744
Prepaid expenses and other current assets	10,113	10,276	10,324
Total current assets	$547,508	$475,670	$466,715
Property, plant and equipment, net	45,801	45,767	38,895
Deferred income taxes	12,842	11,964	11,405
Intangible assets, net	34,273	35,865	393
Investments in non-marketable securities	1,857	817	817
Refundable deposits and prepaid pension costs	593	618	569
	95,366	95,031	52,079
Total assets	$642,874	$570,701	$518,794

Liabilities, minority interest and stockholders’ equity
Current liabilities:
Accounts payable	$171,218	$121,459	$120,407
Income tax payable	7,333	12,150	11,666
Other accrued expenses and other current liabilities	16,023	16,987	21,206
Total current liabilities	$194,574	$150,596	$153,279
Accrued pension liability	$196	$196	$192
Total liabilities	$194,770	$150,792	$153,471
Minority interest	$1,715	$1,980	$1,396
Stockholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized	20	20	19
Additional paid-in capital	259,189	257,678	221,666
Accumulated other comprehensive loss	(198)	(305)	(275)
Unappropriated earnings	187,378	160,536	142,517
Total stockholders’ equity	$446,389	$417,929	$363,927
Total liabilities, minority interest and stockholders’ equity	$642,874	$570,701	$518,794

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2007	2006	2007

Cash flows from operating activities:
Net income	$26,842	$19,525	$18,019
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,587	1,204	2,026
Write-off of in-process research and development	900	---	700
Share-based compensation expenses	1,533	1,063	1,519
Minority interest, net of tax	(247)	(124)	(325)
Loss on disposal of property, plant and equipment	204	5	35
Gain on sale of subsidiary shares and investments in non-marketable securities, net	(125)	(33)	(21)
Gain on sale of marketable securities, net	(23)	(22)	(30)
Impairment loss on an investment	---	1,500	---
Deferred income taxes	(727)	(1,677)	---
Inventories write downs	5,103	1,888	3,118
Changes in operating assets and liabilities:
Accounts receivable	(8,661)	(13,672)	6,084
Accounts receivable from related parties	(31,856)	5,076	11,514
Inventories	(10,868)	(5,897)	(20,803)
Prepaid expenses and other current assets	486	(2,838)	(85)
Accounts payable	49,753	12,525	416
Income tax payable	(4,333)	(3,056)	---
Other accrued expenses and other current liabilities	4,071	(195)	(6,290)
Net cash provided by operating activities	34,639	15,272	15,877

Cash flows from investing activities:
Purchase of property, plant and equipment	(6,877)	(4,065)	(6,483)
Proceeds from sale of property, plant and equipment	3	---	---
Purchase of available-for-sales marketable securities	(11,723)	(8,625)	(17,581)
Sales and maturities of available-for-sale marketable securities	11,258	9,830	13,639
Cash acquired in acquisition	---	---	6,197
Proceeds from sale of subsidiary shares and investments in non-marketable securities by Himax Technologies Limited	131	55	34
Purchase of investments in non-marketable securities	(1,040)	---	---
Purchase of subsidiary shares from minority interest	(46)	(84)	(17)
Refund from (increase in) refundable deposits	76	(23)	(16)
Release (pledge) of restricted cash equivalents	(91)	14,101	2
Net cash provided by (used in) investing activities	(8,309)	11,189	(4,225)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended June 30,				Three Months Ended March 31,
	2007		2006		2007
Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	$	---		$147,813	$	---
Proceeds from issuance of new shares by subsidiaries		---		---		1,217
Acquisition of ordinary shares for retirement		(625)		---		(10,841)
Repayment of short-term debt		---		(38,577)		---
Net cash provided by (used in) financing activities		(625)		109,236		(9,624)
Effect of exchange rate changes on cash and cash equivalents		(35)		(60)		57
Net increase in cash and cash equivalents		25,670		135,637		2,085
Cash and cash equivalents at beginning of period		111,838		31,247		109,753
Cash and cash equivalents at end of period		$137,508		$166,884		$111,838

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$	---		$28	$	---
Income taxes		$4,706		$5,549		$17
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of equipment and construction in progress		$(4,473)		$(18)		$1,384

Fair value of ordinary shares issued by Himax Technologies, Inc. in the acquisition of Wisepal Technologies, Inc.	$	---	$	---		$45,031

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended June 30,		Three Months Ended March 31,
	2007	2006	2007
Revenues	$222,883	$171,675	$184,891

Gross profit	45,431	32,909	36,061
Add: Share-based compensation – Cost of revenues	25	18	25
Gross profit excluding share-based compensation	45,456	32,927	36,086
Gross margin excluding share-based compensation	20.4%	19.2%	19.5%

Operating income	24,886	18,875	16,760
Add: Share-based compensation	1,533	1,063	1,519
Operating income excluding share-based compensation	26,419	19,938	18,279
Add: Acquisition-related charges – In-process R&D write off	900	---	700
– Intangible assets amortization	742	---	187
Operating income excluding share-based compensation and acquisition-related charges	28,061	19,938	19,166
Operating margin excluding share-based compensation and acquisition-related charges	12.6%	11.6%	10.4%
Net income excluding share-based compensation and acquisition-related charges	30,017	20,588	20,425
Net margin excluding share-based compensation and acquisition-related charges	13.5%	12.0%	11.0%

* Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
* Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
* Net margin excluding share-based compensation and acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Diluted Earnings Per Share Excluding Share-based Compensation and Acquisition-Related Charges:

Three Months Ended June 30,
2007
Diluted GAAP EPS	$0.14
Add: Estimated share-based compensation per diluted share	$0.01
Add: Estimated acquisition-related charges per diluted share	$0.01
Diluted non-GAAP EPS excluding share-based compensation and acquisition-related charges	$0.15

Numbers do not add up due to rounding

Exhibit 99.2

LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, August 7, 2007 7AM Taiwan Monday, August 6, 2007 7PM NYC CEO / CFO Number: 1-201-689-8561 Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through noon on Tuesday, August 14, 2007 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 248178

Operator Intro: Welcome to Himax Technologies second quarter 2007 results Conference Call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press the star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Tuesday, August 14, 2007 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 248178.  The replay will also be accessible at www.himax.com.tw.

David

Thank you operator. Welcome everyone to Himax’s second quarter 2007 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 646-536-7003.  Or you can get a copy off of Himax’s website.

Before we begin the formal remarks, the Company’s attorneys advise that certain statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

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Mr. Jordan Wu

Thank you David and thank you everyone for joining us on today’s call.

I will now start with a brief highlight of Himax’s performance during the second quarter of 2007 and discuss the outlook for the third quarter of 2007.  Max, our CFO, will then provide further details on our financial performance.

We had a pretty strong second quarter as revenues came in at the top end of our guidance. At the same time, both gross margin and EPS were able to beat our guidance.

Our second quarter net revenue was $222.9 million, representing a 29.8% growth year over year, and a 20.5% growth quarter over quarter. The strong increase in revenue was due to panel makers raising fab utilization to fulfill increasing demand for products across all applications.

In terms of customer mix, revenues from related parties were $120.6 million, about 54.1% of total revenue in the second quarter.  Revenues from third parties were $102.3 million, or 45.9 % of total revenue.

Revenues from large panel display drivers were up 24.3% from the same period last year, or up 21.0% sequentially and accounted for approximately 82.2% of our total revenues in the second quarter.  Customers raised fab utilization to meet the growing demands for all of TV, monitor and notebook panels.  Furthermore, certain of our customers were ramping up their newly installed capacity which helped increase the demand for our products.

Revenues from small- and medium-sized display drivers grew 64.6% year over year and 14.6% sequentially, driven by increasing demand for both our mobile phone and consumer electronic products. Small- and medium-sized revenue accounted for about 15.1% of our total revenues, down slightly from 15.9% in the first quarter. We are pleased with the strong year over year growth which was driven primarily by market share gains, a result of new businesses coming from certain top tier customers.

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Our gross margin was 20.4% in the second quarter of 2007, up 120 basis points year over year and 90 basis points sequentially. Despite the tough pricing environment, we are pleased that we were able to improve our gross margin for the third consecutive quarter.  This positive trend showed the results of our continued efforts in diversifying our product offering and supplier base.

Our GAAP operating income was $24.9 million, up 31.8% from the same period last year, and up 48.5% from the previous quarter.  Our share-based compensation and acquisition-related charges were approximately $1.5 million and $1.6 million respectively. Therefore, excluding share-based compensation and acquisition-related charges, our non-GAAP operating income was $28.1 million with a margin of 12.6%, compared to 11.6% in the same period last year, and 10.4% in the first quarter of 2007.

Our GAAP net income came in at $26.8 million, up 37.5% from the same period last year, and 49.0% from the previous quarter. EPS was $0.14, as compared to $0.10 in the same period last year and $0.09 in the previous quarter.

Excluding share-based compensation and acquisition-related charges, our non-GAAP net income was $30.0 million, up 45.8% from the same period last year, and 47.0% from the previous quarter. Non-GAAP EPS was $0.15 as compared to $0.10 in the same period last  year and $0.10 in the previous quarter.

Now let me talk about our guidance for the third quarter of 2007.

We expect sales momentum to carry on into the third quarter. We believe demand for our large panel drivers will continue to increase.  We expect our customers to continue their high capacity utilization. Strong momentum in PC-related products, thanks mainly to the back-to-school seasonal demand, will continue to drive panel sales. Demand for our TV-related products remain robust, primarily a result of the continued ramping of new capacity in certain of our customers.  Outlook for our small- and medium-sized products remains healthy as our product offering, technology roadmap, and design-in status with several tier-1 customers look promising.

Overall, we expect revenue to grow around 8 to 10% sequentially in the third quarter and gross margin to remain flat.  We expect diluted GAAP EPS to be in the range of $0.08 to $0.09. Our

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2007 RSU is expected to be granted at the end of September 2007, of which a portion will be immediately expensed on the grant date.

Now let me turn over to Max Chan, our CFO, for some financial details.

Mr. Max Chan

Thank you, Jordan.

Our net revenues in the second quarter were $222.9 million, representing a year-on-year growth of 29.8% and a sequential growth of 20.5%.

Our gross margin increased to 20.4% from 19.5% a quarter ago, primarily due to product mix change.

Our GAAP operating expenses were $20.5 million in the second quarter, up from $19.3 million in the previous quarter.

Our non-GAAP operating expenses, excluding share-based compensation and acquisition-related charges were approximately $17.4 million in the second quarter, slightly increased from approximately $16.9 million in the previous quarter. In the second quarter, share-based compensation was approximately $1.5 million, and acquisition-related charges were approximately $1.6 million, including one-time accounting adjustments of $1.1 million. Going forward, barring further acquisitions, we expect acquisition-related charges to be approximately $0.6 million per quarter.

Our net cash provided by operating activities was approximately $34.6 million, increased from approximately $15.9 million in the previous quarter. This increase was primarily a result of one-time effect of payment term extension received from certain of our vendors.

Capital expenditure for the second quarter was approximately $6.9 million, mainly for the purchase of software, equipments and subsequent payments relating to our headquarters.

Our total headcount became approximately 1,000 at the end of the second quarter.

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Jordan provided our 3Q07 outlook earlier. We are basing that guidance on approximately 198 million diluted weighted average outstanding shares.

Operator, that concludes our prepared remarks.  We can now take any questions.

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